NEWS RELEASE

CPS Announces Two Financings

IRVINE, California, December 30, 2010 (Globe Newswire) – Consumer Portfolio Services, Inc. (Nasdaq: CPSS) (“CPS” or the “Company”) today announced that on December 23, 2010 it closed a follow-on senior secured financing with an affiliate of Levine Leichtman Capital Partners (“LLCP”).  CPS received $20 million in incremental debt capital.   LLCP also received in the transaction common and convertible preferred shares equivalent in the aggregate to 2.75 million common shares.

The Company also announced that it simultaneously entered into a $100 million two-year warehouse credit line with affiliates of Goldman, Sachs & Co. and Fortress Investment Group.  Loans under the facility will be secured by automobile receivables that CPS now holds or will purchase from dealers.

“These transactions provide additional liquidity to continue the growth plan we have discussed in recent quarters,” said Charles E. Bradley, Jr., President and Chief Executive Officer.  “In addition, they should facilitate our return as a regular issuer in the term securitization market.”

About Consumer Portfolio Services, Inc.

Consumer Portfolio Services, Inc. is an independent specialty finance company that provides indirect automobile financing to individuals with past credit problems, low incomes or limited credit histories. We purchase retail installment sales contracts primarily from franchised automobile dealerships secured by late model used vehicles and, to a lesser extent, new vehicles. We fund these contract purchases on a long-term basis primarily through the securitization markets and service the contracts over their lives.

About Levine Leichtman Capital Partners

Levine Leichtman Capital Partners is a Los Angeles, California-based investment firm that manages approximately $5.0 billion of institutional investment capital through private equity partnerships, distressed debt and leveraged loan funds.  LLCP is currently making new investments through Levine Leichtman Capital Partners IV, L.P. and Levine Leichtman Capital Partners Deep Value Fund, L.P.  Investments by Levine Leichtman Capital Partners include, among others, Jon Douglas Real Estate Services Group, Inc., the Quizno's Corporation, Wetzel’s Pretzels, Hackney Ladish and CiCi's Pizza, Inc.  For more information about Levine Leichtman Capital Partners, please visit www.llcp.com.

Investor Relations Contact

Robert E. Riedl, Chief Investment Officer 949 753-6800